UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

08028448

SEC Mail Processing Section
FEB 29 2008
Washington, DC
105

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SEC FILE NUMBER
8- 15543

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

RECD S.E.C.
FEB 29 2008
803

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Ibach 610-832-5240
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD L. IBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum Assessment in effect.

BOENNING & SCATTERGOOD INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2007

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Boenning & Scattergood Inc.

We have audited the accompanying statement of financial condition of Boenning & Scattergood Inc. (the "Company") as of December 31, 2007 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boenning & Scattergood Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 27, 2008

BOENNING & SCATTERGOOD INC.
Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and cash equivalents	$	181,259
Deposit with clearing broker (Note 6)		100,000
Receivables:		
Clearing broker (Note 6)		1,238,263
Affiliates		1,034,991
Other		445,211
Securities owned, at value (Note 3)		5,638,643
Other investment, at cost (Note 9)		804,996
Cash surrender value of life insurance		276,867
Leasehold improvements, net (Note 4)		112,975
Goodwill (Note 15)		500,000
Income tax receivable and prepaid taxes		797,624
Deposits and other prepaid expenses		510,938
Total assets	$	11,641,767
LIABILITIES AND STOCKHOLDERS' EQUITY		
Securities sold, not yet purchased (Note 3)	$	126,525
Accounts payable and accrued expenses		2,925,516
Total liabilities		3,052,041
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, $.0625 par value, authorized - 50,000 shares; issued - 4,063		254
Additional paid-in capital		1,566,816
Retained earnings		7,436,620
Treasury stock, at cost - 168 shares		(413,964)
Total stockholders' equity		8,589,726
Total liabilities and stockholders' equity	$	11,641,767

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Income
For the Year Ended December 31, 2007

REVENUE		
Commissions	$	19,685,930
Underwriting and investment banking		3,044,989
Net inventory and investment gain		2,922,550
Dividends and interest		989,803
Fees received from affiliate		140,246
Fees and other revenue		2,618,993
Total revenue		29,402,511
EXPENSES		
Sales compensation and benefits		13,714,122
Other compensation and benefits		8,253,008
Communications and market data		1,892,360
Clearance and execution charges		2,240,884
Occupancy and equipment rental		1,687,837
General and administrative expense		2,057,877
Professional fees		397,157
Interest		512,304
Fees paid to affiliates		148,665
Regulatory fees and expenses		183,540
Total expenses		31,087,754
Income (loss) before income taxes		(1,685,243)
Income tax benefit (Note 13)		(509,489)
Net loss	$	(1,175,754)

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balances at January 1, 2007	4,063	$ 254	$ 2,026,267	$ 8,612,374	168	$ (413,964)	$ 10,224,931
Net loss for the year	-	-	-	(1,175,754)	-	-	(1,175,754)
Net assets acquired by and liablilities assumed by affiliate	-	-	(459,451)	-	-	-	(459,451)
Balances at December 31, 2007	4,063	$ 254	$ 1,566,816	$ 7,436,620	168	$ (413,964)	$ 8,589,726

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Subordinated Borrowings
December 31, 2007

Subordinated borrowings at January 1, 2007	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2007	$	-

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Cash Flows
December 31, 2007

Cash flows from operating activities:		
Net loss	$	(1,175,754)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		229,912
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Deposit with clearing broker		50,389
Receivables:		
Clearing broker		115,401
Affiliate		(1,034,991)
Other		68,382
Securities owned		5,926,707
Cash surrender value of life insurance		84,752
Income tax receivable and prepaid taxes		(533,016)
Deposits and other prepaid expenses		300,137
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		(694,587)
Payable to clearing broker		(4,364,099)
Accounts payable and accrued expenses		(1,359,007)
Net cash used in operating activities		(2,385,774)
Cash flows from investing activities:		
Sale of furniture and equipment to affiliate		442,531
Purchase of furniture and equipment		(119,408)
Net cash provided by investing activities		323,123
Net decrease in cash		(2,062,651)
Cash and cash equivalents at beginning of year		2,243,910
Cash and cash equivalents at end of year	$	181,259
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	512,304
Income taxes	$	-
Non cash investing activities during the year:		
Assets acquired by affiliate	$	2,684,936
Liablilities assumed by affiliate	$	2,225,485

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Boenning & Scattergood Inc. ("The Company") is a duly registered broker dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

Effective January 1, 2007 the shareholders of the Company approved a reorganization plan whereby the shareholders exchanged their shares of common stock of the Company for an equal number of shares of common stock of Boenning & Scattergood Holdings, Inc. ("Holdings"). The Company became a wholly owned subsidiary of Holdings. Holdings also owns 65% of a newly formed registered investment advisor, Aqua Terra Asset Management LLC ("Aqua Terra"). The reorganization is expected to be tax free under the Internal Revenue Code and has been approved by FINRA. The Company intends to elect to be taxed as an S Corporation effective January 1, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of short-term nature of the financial instruments, approximate current fair value.

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation and Amortization – Furniture and equipment are stated at cost and depreciated over estimated useful lives, ranging from two to seven years using accelerated methods. Leasehold improvements are stated at cost and amortized over the term of the respective lease.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

3. SECURITIES OWNED AND SECURITES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and municipal obligations	$ 2,614,867	$ 25,633
Corporate stocks	728,361	34,796
Corporate obligations	2,305,415	66,096
	$ 5,638,643	$ 126,525

4. LEASEHOLD IMPROVEMENTS

Leasehold improvements are summarized as follows:

Leasehold improvements	$	630,003
Less accumulated amortization		(517,028)
	$	112,975

Depreciation and amortization expense totalled $229,912 for the year ended December 31, 2007.

During the year ended December 31, 2007 the Company sold its furniture and equipment to Holdings for its net book value of $442,153. The Company leases the furniture and equipment from Holdings. The lease payments totaled $148,665 for the year ended December 31, 2007.

5. OPERATING LEASES

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2007 through 2012. The Company also has licenses for market data information that expire in years 2007 through 2010.

Equipment lease expense, including market data licenses, and the annual aggregate office rental for the year ended December 31, 2007 was $817,845 and $1,041,628, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year		Offices		Equipment and Market Data
2008	$	1,998,194	$	510,211
2009		1,253,714		213,489
2010		1,275,893		52,553
2011		1,296,517		5,740
2012		1,311,063		-
Thereafter		980,473		-

6. DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

The Company maintains a clearing agreement with First Clearing Corporation ("FCC"). Under the agreement the Company maintains a clearing deposit of $100,000. The Company carries its equity, corporate debt, U.S. government and municipal inventory with FCC. FCC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to FCC at brokers' call rate, which was 6% at December 31, 2007. The Company also receives interest at brokers' call rate for any funds on deposit for the inventory balances.

The Company converted to FCC in August, 2007; prior to that it maintained a clearing agreement with National Financial Services, LLC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of section (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS at December 31, 2007..

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2007, the Company held no derivative financial instruments used for hedging purposes.

9. OTHER INVESTMENT

The Company has invested $804,996 in Tower Bridge Advisors, Inc. ("TBA"), a registered investment advisor that provides investment advisory services to individuals and institutions. The Company owns a minority interest and it cannot exert any financial control over TBA. The Company carries the investment at the lower of cost or market. The Company tests impairment of the investment at least annually. Based upon the shareholder buy/sell formula and that TBA continues to grow at a rate commensurate with its business plan, the Company believes there is no impairment to this valuation at December 31, 2007.

10. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at December 31, 2007 relating to such underwriting commitments.

11. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had net capital and capital requirements of $3,627,550 and $371,500 (minimum), respectively. The Company's net capital ratio was 0.81 to 1.

12. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on best information available in the circumstances (unobservable inputs). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is to be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied. At this time, management is evaluating the implications of FAS 157, and the impact, if any, of this standard on the Company's financial statements has not yet been determined.

13. INCOME TAXES

For federal income tax purposes the Company has elected to carryback the net operating loss for the year ended December 31, 2007. The Company is able to recover approximately $509,489 in federal income taxes paid in the last two fiscal years.

14. 401(K) SAVINGS AND PROFIT SHARING PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contribution to the profit sharing component of the plan for the year ended December 31, 2007.

15. GOODWILL

There was no change in the carrying amount of goodwill for the year ended December 31, 2007. The balance remains at $500,000.

The FJM Department is tested at least annually for impairment. Based on the performance of the FJM Department as of December 31, 2007 and expected profits and cash flows for the next three years, there is no impairment to be recognized for the year ended December 31, 2007. The fair value of the FJM Department was estimated using the expected present value of future cash flows.

16. INTERCOMPANY TRANSACTIONS

During the year ended December 31, 2007 the Company sold to Holdings at a book value of $442,531 the fixed assets it owned. The Company leases the furniture and equipment from Holdings. The lease payments totaled $148,665 for the year ended December 31, 2007.

Holdings also assumed the liability for the Company's deferred compensation plan of $2,225,485. Holdings acquired assets consisting of the firm investment account totaling $1,681,581 and the Company's deferred tax assets of $1,003,355.

The Company has made advances to Aqua Terra to fund its start-up operations. For the year ended December 31, 2007 the advances have totaled $981,832 and are a receivable at December 31, 2007. The Company also made advances to Holdings totaling $53,159, which is a receivable at December 31, 2007.

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	8,589,726
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		8,589,726
Deductions and/or charges:		
Non-allowable assets:		
Cash on hand		1,500
Receivable from affiliate		1,034,991
Other receivables		287,212
Other investment		804,996
Furniture,equipment, and leasehold improvements, net		112,975
Goodwill		500,000
Income tax receivable and prepaid taxes		797,624
Deposits and other prepaid expenses		510,938
Total non-allowable assets		4,050,236
Other deductions:		
Unsecured customer accounts		2,000
Net Capital before haircuts on securities positions		4,537,490
Trading and investment securities:		
Exempted securities		135,754
Debt securities		433,203
Other securities		340,511
Other (money market)		472
Net Capital	$	3,627,550

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	2,925,516
Total aggregate indebtedness	$	2,925,516
Percentage of aggregate indebtedness to Net Capital		81%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $2,925,516)	$	195,034
Minimum dollar Net Capital requirement of reporting broker or dealer	$	371,500
Net Capital requirement	$	371,500
Excess Net Capital	$	3,256,050
Excess Net Capital at 1000%	$	3,334,998

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

BOENNING & SCATTERGOOD INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Board of Directors
Boenning & Scattergood, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boenning & Scattergood, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 27, 2008

Searle & Company
Certified Public Accountants

END